UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 68366 / December 6, 2012

Admin. Proc. File No. 3-14943

In the Matter of

QUILL INDUSTRIES, INC.
(N/K/A EAGLE WORLDWIDE INC.)

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Quill Industries, Inc. (n/k/a Eagle Worldwide Inc.) and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Quill Industries, Inc. (n/k/a Eagle Worldwide Inc.). The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the registered securities of Quill Industries, Inc. (n/k/a Eagle Worldwide Inc.), is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1] 17 C.F.R. ' 201.360(d).

[2] *Quill Industries, Inc. (n/k/a Eagle Worldwide Inc.)*, Initial Decision Release No. 471 (Nov. 6, 2012), __ SEC Docket ___.

INITIAL DECISION RELEASE NO. 471
ADMINISTRATIVE PROCEEDING
File No. 3-14943

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| | | |
|---|---|---|
| In the Matter of | : | |
| QUILL INDUSTRIES, INC. (n/k/a EAGLE WORLDWIDE INC.), ROCKY POINT PHARMACEUTICALS, INC., SENTOSA FINANCIAL INVESTMENTS, LTD., WESTERN FUTURES FUND LP, WESTERN FUTURES FUND II LP, WICHITA RIVER OIL CORP., WOODS CROSS HOLDING CORP., and WSC GROUP, INC. | : | INITIAL DECISION AS TO QUILL INDUSTRIES, INC. (N/K/A EAGLE WORLDWIDE INC.) November 6, 2012 |

APPEARANCES: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

James E. Finegan and Jack Brown for Quill Industries, Inc. (n/k/a Eagle Worldwide Inc.)

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

## Background

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on July 9, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that Respondents have securities registered with the Commission pursuant to Exchange Act Section 12(g) and have not filed required periodic reports with the Commission for several years. Respondents were served with the OIP by July 13, 2012, and were required to file Answers within ten days of service. OIP at 4; 17 C.F.R. § 201.220(b).

On August 21, 2012, I issued an order making findings and revoking the registrations of all Respondents' registered securities except Quill Industries, Inc. (n/k/a Eagle Worldwide Inc. (Eagle Worldwide). See Quill Industries, Inc. (n/k/a Eagle Worldwide Inc.), Exchange Act Release No. 67697 (Default Order). Eagle Worldwide filed its Answer on July 23, 2012, and participated in

prehearing conferences on August 15 and October 3, 2012. In its Answer, at prehearing conferences, and in letters to the Commission dated July 18 and August 2, 2012, James E. Finegan (Finegan), and Jack Brown (Brown), Secretary/Treasurer and Chairman/Chief Executive Officer, respectively, of Eagle Worldwide, expressed total confusion about the Commission's periodic filing requirements. During the August 15, 2012, prehearing conference Brown stated he and Finegan took over Eagle Worldwide in 2009 and he had put half a million dollars into the program in the last four or five months. Tr. 3, 9. Brown and Finegan stated they had not received any notices from the Commission, agreed to have audits done, and requested additional time to bring Eagle Worldwide into compliance. Tr. 6, 10-12. I explained that the Commission directed that the proceeding be resolved within 120 days from service of the OIP. Tr. 6.

In the Default Order issued August 21, 2012, I ordered a prehearing conference on October 3, 2012, to determine whether Eagle Worldwide was able to resolve the allegations in the OIP. At the prehearing conference, Eagle Worldwide stated that it had not made the required filings.[1] Tr. 25-27. I informed Eagle Worldwide that I would not make a determination until close to the November 13, 2012, due date for an Initial Decision to allow them as much time as possible to resolve the allegations in the OIP. Tr. 31. As of today, Eagle Worldwide has not resolved the allegations in the OIP, which it acknowledges to be true.

## Findings of Fact

Eagle Worldwide, Central Index Key No. 1065188, is a Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). OIP at 1. Eagle Worldwide is delinquent in its periodic filings with the Commission, having not filed any periodic reports found to be acceptable by the Commission's Division of Corporation Finance since it filed a Form 10 registration statement on August 21, 1998, which reported a net loss of over $2.6 million between the company's June 1, 1998, inception and June 30, 1998. Id. at 1-2. Eagle Worldwide filed annual reports for the years ended 2007 through 2011, but they were unaudited, and accordingly, materially deficient. Id. at 2. Eagle Worldwide does not deny these allegations.

## Conclusions of Law

Section 13(a) of the Exchange Act requires that every issuer of a security registered pursuant to Section 12 of the Exchange Act file with the Commission information, documents, and annual and quarterly reports as the Commission may require. Commission Rules 13a-1 and 13a-13 require that issuers file annual and quarterly reports, respectively. 17 C.F.R. §§ 240.13a-1, .13a-13. The case law is absolute that accurate periodic financial reports are necessary for the protection of investors. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history):

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[1] On September 26, 2012, Corporation Finance directed Eagle Worldwide to correct deficiencies in its Form 10-K filed for fiscal year 2011 and Form 10-Q filed for the quarter ended March 31, 2012. Eagle Worldwide responded on October 2, 2012, that it had retained an auditor and the required reports would be filed in the near future.

The reporting requirements of the [Exchange Act are] the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. It is undisputed that Eagle Worldwide failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. I conclude on these facts that revocation of the registration of each class of Eagle Worldwide's registered securities is both necessary and appropriate for the protection of investors.

### Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Quill Industries, Inc. (n/k/a Eagle Worldwide Inc.), is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Brenda P. Murray
Chief Administrative Law Judge